25 BOUGH STREET, INC.
Financial Statements
March 31, 2021

TABLE OF CONTENTS

Financial Statements

25 Bough Street Inc.
A Public Benefit Corporation
Balance Sheet
As of March 31, 2021

ASSETS

Current Assets	
Checking/Savings	
Wefunder Escrow Account	140,121.95
Total Checking/Savings	140,121.95
Other Current Assets	
Undeposited Escrow Funds	952.80
Total Other Current Assets	952.80
Total Current Assets	141,074.75
TOTAL ASSETS	**141,074.75**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Crowd Funding Fees Payable	10,580.62
Total Other Current Liabilities	10,580.62
Total Current Liabilities	10,580.62
Total Liabilities	10,580.62
Equity	
Capital Stock	141,074.75
Retained Earnings	-3,546.38
Net Income	-7,034.24
Total Equity	130,494.13
TOTAL LIABILITIES & EQUITY	**141,074.75**

25 Bough Street Inc.
A Public Benefit Corporation
Profit Loss
January through March 2021

Ordinary Income/Expense	
Expense	
Crowd Funding Fees	7,034.24
Total Expense	7,034.24
Net Ordinary Income	-7,034.24
Net Income	-7,034.24

25 Bough Street, Inc.
Statement of Shareholders' Equity
March 31, 2021

Equity

Capital Stock	141,074.75
Total Equity	141,074.75

25 Bough Street Inc.
A Public Benefit Corporation
Statement of Cash Flows
January through March 2021

OPERATING ACTIVITIES	
Net Income	-7,034.24
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Undeposited Escrow Funds	218.20
Crowd Funding Fees Payable	7,034.24
Net cash provided by Operating Activities	218.20
FINANCING ACTIVITIES	
Capital Stock	93,789.75
Net cash provided by Financing Activities	93,789.75
Net cash increase for period	94,007.95
Cash at beginning of period	46,114.00
Cash at end of period	140,121.95

25 BOUGH STREET, INC.
Notes to the Financial Statements
March 31, 2021

NOTE 1 – DESCRIPTION OF BUSINESS

25 Bough Street, Inc. ("the Company"), is a public benefit corporation formed in June 29, 2020, under the laws of the State of Delaware. The principal initiative and activity of the Company are to provide education, career awareness, health & wellness, and financial empowerment for the youth and community at large.

The 25 Bough Street development will transform and re-develop a currently blighted property, in what was once a thriving jewelry manufacturing hub in the historic Olneyville section of Providence, Rhode Island, into a multi-purpose, community-anchored facility providing spaces for youth education and empowerment, entrepreneurship, and celebration of life events.

The building spanning 15,194 square feet will support five integrated uses which create an overall experience that most in the family can enjoy. The Company plans to operate primarily in the metropolitan Providence, Rhode Island area.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its records on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In accordance with this method of accounting, revenue is recognized in the period in which it is earned, and expenses are recognized in the period in which they are incurred.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investors' Capital Fundraising
The Company engaged Wefunder Portal, LLC to raise investor capital of preferred stock under Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503) in January 2021. Funds raised from investors are held in an escrow account called the Wefunder Escrow Account. Undeposited escrow funds are reflected in a receivable account called Undeposited Escrow Funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investors' Capital Fundraising (continued)
For its services as an intermediary, Wefunder Portal, LLC receives 7.5% of the offering amount upon a successful fundraise for the Company which is the Offering Issuer.

Property and Equipment
Once acquired, property and equipment will be carried and stated at their depreciated cost and will include expenditures for improvements which substantially increase their useful lives. Maintenance and repairs will be expensed as incurred.

Revenue Recognition
The Company has not started its operations and has no earned income.

Income Taxes
The Company has not elected whether to be taxed either under the provisions of a C-Corporation or S-Corporation of the Internal Revenue Codes.

NOTE 3 – CONSIDERATION OF COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic. As a result, economic uncertainties have arisen which are likely to negatively impact net assets. Other financial impacts could occur though such potential impact is unknown at this time.